UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

UNIFIRST CORPORATION

(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-08504	04-2103460
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

68 Jonspin Road, Wilmington, Massachusetts 01887

(Address of Principal Executive Offices) (Zip Code)

Steven S. Sintros

Vice President and Chief Financial Officer

(978) 658-8888

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This disclosure for the calendar year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

UniFirst Corporation (the “Company”) manufactured uniforms and non-garment items in calendar year 2013 solely for the purpose of providing these goods to its uniform rental and cleaning operations. The Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of some of these manufactured products. Specifically, the Company has determined that some of the zippers which are necessary to the functionality of its manufactured uniforms include conflict minerals. All of these zippers were purchased by the Company from a single supplier.

In accordance with the Rule, the Company performed a reasonable country of origin inquiry in good faith to determine whether the conflict minerals in materials supplied to the Company may have come from the Democratic Republic of the Congo (the “DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of form SD) or were from recycled or scrap sources (as defined in Item 1.01(d)(6) of form SD). This inquiry consisted of obtaining a written assurance from the Company’s sole supplier of zippers that the supplier had performed in good faith its own reasonable country of origin inquiry on a global basis and concluded that it has no reason to believe that any conflict minerals in its materials may have originated from the DRC or an adjoining country or may not be from scrap or recycled sources. As a result, the Company has concluded the same.

Disclosure on Company website

In accordance with the Rule, a copy of UniFirst Corporation’s Conflict Minerals Disclosure is also publicly available at www.unifirst.com.

Item 1.02 Exhibit

Not Applicable

Section 2 Exhibits

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIFIRST CORPORATION

Date: June 2, 2014	By:	/s/ Ronald D. Croatti
	Name:	Ronald D. Croatti
	Title:	Chairman of the Board, Chief Executive Officer and President

	By:	/s/ Steven S. Sintros
	Name:	Steven S. Sintros
	Title:	Vice President and Chief Financial Officer